82-4867

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

04 MAR 22 7:21

SUPPL

04010747

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356
Date: 19 February 2004
Pages: 20.
Including cover page

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

3/22

Doc# 105059 v1

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

19 February 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

Doc# 116206 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 09:42:53

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release re Half Year Results

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE
Thursday 19 February 2004

AMRAD LIFTS REVENUE AND DRIVES FORWARD WITH NEW STRATEGIC FOCUS

Australian biotechnology company Amrad Corporation Limited (ASX:AML) today announced a 10 per cent lift in revenue to $8.14 million and a 48 per cent reduction in its operating loss to $2.2 million, for the half year to 31 December 2003.

Announcing his first results since taking the helm at Amrad in October 2003, Chief Executive Officer, Dr Pete Smith said the Company had performed well for the period.

The lift in performance was greatly assisted by a $4.2 million milestone payment from Merck Sharp and Dohme, bringing to $11.7 million the funds received under the exclusive licence and research collaboration to develop a treatment for asthma. Overall, the Merck agreement, one of Australia's largest biotech deals, could realise revenues of up to US$112 million plus royalties.

At the end of the first half year, Amrad had cash and equivalents of $60.6 million, compared with funds available at 30 June 2003 of $60.0 million. The Company is forecasting a modest draw-down of its cash reserves for the full year (in the low single-digit million dollar range).

"We are focusing on costs throughout the Company and a key element of this is a streamlining of the R&D portfolio."

"Amrad now has a clear R&D strategy that plays to its strengths. Our product focus will be on our portfolio of world class targets in the area of cytokine biology. Cytokines are involved in numerous disease processes, including our interest areas of allergy and inflammation, as well as infertility. Our lucrative deals with Merck and Serono both fall in this focus area," Dr Smith said.

Amrad's most advanced product, emfilermin, for the treatment of infertility, is currently in Phase II clinical trials. Emfilermin is licensed to Serono, the world leader in infertility treatments. Trial results are expected in the second half of the current calendar year.

"We have also progressed well in our collaboration with Merck on the asthma project. The first milestone payment was banked in December and we anticipate receiving a number of additional milestone payments over the next few years," he said.

Dr Smith said Amrad has moved decisively to implement its strategy to spin out the virology business. "We have reserved the company name "Avexa Limited". This will shortly become a separate entity with real potential to leverage Avexa's excellent virology platform. Amrad is actively evaluating a number of alternative strategies to achieve this outcome and realise value from Avexa for shareholders," Dr Smith said.

...2/

FINANCIAL SUMMARY

	Six months ended 31 December 2003 $'000	Year ended 30 June 2003 $000	Six months ended 31 December 2002 $'000
Revenue from licence fees and royalties	5,120	15,407	1,349
Revenue from other operating activities	3,028	10,033	6,064
Proceeds from disposal of investment in land and buildings	–	47,000	–
Total revenue	8,148	72,440	7,413
Consolidated profit/(loss) after tax	(2,222)	7,388	(4,319)
Cash and funds under management	60,631	64,816 #	30,620
Current assets less current liabilities	62,659	62,304	28,540
Total net assets	67,154	69,376	57,669
Current asset/current liability ratio	Ratio 15.8	Ratio 7.9	Ratio 4.5
Net tangible assets per share	Cents 51.4	Cents 53.1	Cents 44.1

Represents funds available for future activities of approximately $60.0 million after settlement of once-off commitments of $4.8 million.

For further information contact:

Dr Pete Smith
Chief Executive Officer
Telephone: +61 3 9208 4301

Anne Hayward
Investor Relations
Telephone: +61 3 9208 4320
Mobile: 0419 893 922

For additional Company information refer to Amrad's website: www.amrad.com.au

FILE No. 82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 09:42:22

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 4.2A.3

Amrad Corporation Limited

ABN 37 006 614 375

Appendix 4D

Half year report
Period ending 31 December 2003

Results for announcement to the market

Operating performance		*% / $A'000*	*$A'000*
Revenue from ordinary activities	Up	10%	to 8,148
Profit / (loss) from ordinary activities after tax attributable to members	Improved by	2,097	to (2,222)
Net profit / (loss) for the half year attributable to members	Improved by	2,097	to (2,222)

Dividends

It is not proposed to pay dividends.

There are no dividend or distribution reinvestment plans in operation and there has been no dividend or distribution payments during the financial year ended 30 June 2003.

No explanation considered necessary to explain any of the above other than as provided within this report and in the Directors' Report for the half year ended 31 December 2003.

Net tangible assets per ordinary security	Current period	Previous corresponding period
Net tangible assets	**67,154 in $A000**	57,669 in $A000
Issued share capital at reporting date	**130,642,486**	130,642,486
Net tangible assets per ordinary security	**51.4 cents**	44.1 cents

Acquisitions and divestments

There have been no entities over which control has been gained or lost during the period ended 31 December 2003.

Associates and joint ventures

There are no equity accounted associates and joint venture entities.

Accounting Standards

The financial report has been prepared in accordance with Australian Accounting Standards.

Auditors review report

The review report prepared by the independent auditor KPMG is not subject to any dispute or qualification and is attached hereto.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 09:43:25

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Accounts

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

DIRECTORS' REPORT for the half-year ended 31 December 2003

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

The directors present their report on the consolidated entity comprising Amrad Corporation Limited (the "Company") and the entities it controlled at the end of, or during, the half-year ended 31 December 2003.

Directors

The directors of the Company during or since the end of the half-year are:	*Period of directorship*
Mr R W Moses MBA (Chairman)	Non-executive director since 21 May 2002 and Chairman since 16 October 2003. Acting CEO from 8 July 2003 until 16 October 2003.
Mr O B O'Duill B.Comm Hons	Chairman to 16 October 2003 and non-executive director since 21 May 2002.
Dr P Smith MA, PhD	Chief Executive Officer and executive director from 16 October 2003.
Ms H A Cameron BSc, MBA	Non-executive director since 18 December 1997.
Prof S Itescu MBBS Hons, FRACP, FACP, FACR	Non-executive director since 17 July 2003.
Mr G R Kaufman BSc, MBA	Non-executive director since 17 July 2003.
Dr S N Webb BPharm, PhD, Dip Law, M.R.Pharm.S	Managing Director from 16 August 2001 to 8 July 2003.
Prof J Mills BS Hons, MD, FACP, FRACP, FIDSA, MASM	Non-executive director since 1995 and Deputy Chairman from 21 May 2002 until 15 October 2003.

Review of operations

The three highlights for the half year were the conclusion of the strategic review, the appointment of a new Chief Executive Officer and delivery of the first project milestone on the collaboration and licence agreement with Merck Sharp and Dohme (Australia) Pty Ltd.

The new Amrad business model was outlined at the Company's Annual General Meeting in October 2003 and sets the stage for more focused and efficient use of resources. Under the new business model, Amrad will focus its core business on Biologicals where it has a number of exciting programmes in the field of cytokine biology with potential treatments for infertility and inflammatory diseases such as asthma and rheumatoid arthritis. Critical mass for its Virology program will be generated through a spin off into either a joint venture company or potentially a separately capitalised entity. Activities are already underway in preparation for the recapitalisation of the Virology portfolio and the new company has reserved the name "Avexa".

Following an extensive executive recruitment process, Dr Pete Smith was appointed as the Company's Chief Executive Officer in mid-October and introduced to shareholders at the Annual General Meeting. Pete's background, which includes science, international capital markets and founding a biotechnology company, is regarded by the Board as a unique combination well suited to lead the implementation and communication of a far more robust and focused Amrad, capable of delivering real shareholder value.

The third major highlight during the half year was the successful delivery of the first of several potential pre-clinical milestones in Amrad's collaboration agreement with Merck Sharp and Dohme (Australia) Pty Ltd ("Merck").

The Merck agreement, signed late last financial year, is to develop drugs with therapeutic potential in areas such as asthma, other types of respiratory disease and oncology and the two companies continue to work together to investigate drug candidates.

Key Projects

All of Amrad's key projects are based on its core strengths in cytokine biology. Cytokines are natural biological messengers which help control normal body functions such as growth, the production of blood cells and responses to infection. Over or under production of certain cytokines can lead to an abnormal balance and consequent disease. By targeting specific cytokines, Amrad's products will treat a number of important human diseases with a particular future emphasis on allergy and inflammation.

A brief status and progress summary of each of the Company's major projects is provided below.

Emfilermin

Amrad has licensed rights to develop emfilermin for use in in-vitro fertilisation (IVF) to Serono, the world's leading marketer of fertility drugs. In June, positive results were announced at the European Society for Human Reproduction and Embryology congress from a proof-of-concept clinical trial of emfilermin (r-hLIF) for improving embryo implantation. These promising results give significant hope to couples facing recurrent embryo implantation problems following IVF as they provide evidence of the potential benefit of emfilermin on their chance to become pregnant. Lack of embryo implantation is the major cause of failure in IVF. Emfilermin is now in a Phase II clinical trial, with results from the study anticipated in the second half of 2004.

Interleukin-13 Receptor (IL-13Rα1)

The interleukin 13 receptor (IL-13Rα1) is activated by the cytokines interleukin-13 (IL-13) and interleukin-4 (IL-4), both of which play a central role in the pathology of asthma and other allergic disease. Amrad's program aims to identify antagonists of the IL-13Rα1 that block the actions of both interleukin-13 and interleukin-4. Amrad has used the UltiMAb Human Antibody Development System℠, in collaboration with the US company Medarex, to generate antibodies to this target and a number of candidates with the appropriate characteristics have been identified and are currently being assessed.

GM-CSF Receptor

Rheumatoid arthritis affects millions of people. It is characterised by a chronic inflammation of the joints that often leads to permanent damage. Studies in collaboration with the Cooperative Research Centre for Cellular Growth Factors (CRC-CGF) and Royal Melbourne Hospital have indicated that the cytokine GM-CSF plays a central role in the development of rheumatoid arthritis. When GM-CSF binds to its receptor it stimulates the activation of several cell types central to the severe inflammation that is typically observed in arthritic joints. The receptor through which GM-CSF acts thus represents a novel therapeutic target for the development of new drugs. Amrad has entered into a product development collaboration with Cambridge Antibody Technology (CAT) to discover and develop human monoclonal antibody-based therapeutics that inhibit the GM-CSF receptor. Once identified, CAT and Amrad will share the clinical development costs of, and future revenues from, the product.

VEGF-B Targets

Cytokines that are involved in new blood vessel formation (angiogenesis), such as VEGF-B, can often contribute to the development of serious disease including cancer and rheumatoid arthritis. Amrad has developed monoclonal antibody-based inhibitors of VEGF-B activity and is currently assessing their therapeutic potential in a number of disease indications.

The VEGF-B protein (AM133) and the VEGF-B gene itself (AM132) are currently in preclinical development stage for cardiovascular indications such as coronary and peripheral artery disease. The primary objective of these research programs has been to show that VEGF-B can stimulate the formation of new blood vessels. This has recently been achieved with both AM133 and AM132 showing positive results in key animal models.

Suppressors of Cytokine Signalling (SOCS)

The SOCS genes, discovered by scientists at the CRC-CGF, of which Amrad is a technical and commercialising partner, make proteins that turn off the actions of cytokines.

Modifying the actions of SOCS genes and proteins may represent a new approach to controlling cytokine activity and the discovery of these genes and proteins thus provides Amrad with a novel platform on which to base the search for new therapeutic agents. The research program is targeting novel therapies for infectious, chronic inflammatory and metabolic diseases where cytokines play a major role either as mediators of pathology or as therapeutic agents.

Avexa

Amrad's anti-viral programmes are in the process of being "spun-out" to form a separate company. Amrad is currently evaluating a number of options for the new company. Progress of the individual antiviral drug discovery programmes is described below.

Hepatitis B virus (HBV)
Over 350 million people are infected with HBV and it is the tenth leading cause of death worldwide. There is an urgent need for new therapies for HBV infection which act differently from the two currently available antiviral drugs, either as alternative treatments or for use in combination with the existing drugs to produce a more effective therapy. Avexa scientists have discovered two new classes of compounds (designed and synthesised in collaboration with the Medicinal Chemistry Department of the Victorian College of Pharmacy), and shown these compounds to have a novel mechanism of action. Lead compounds from each class are currently progressing through advanced testing to determine their suitability for drug development. These compounds retain activity against virus resistant to the most commonly used drug, lamivudine. In addition, two new antiviral screens have been established, enabling the discovery of further novel compounds, adding to Avexa's extensive pipeline of anti-HBV compounds.

HIV
Drug toxicities and the development of antiviral resistance presently limit the clinical goal of lifetime-treatment of HIV-induced disease. Avexa scientists have established extensive expertise in studying the HIV integrase, an enzyme that has not previously been effectively targeted by antiviral drugs. Using high throughput screens, sophisticated cellular assays, and molecular modelling, Amrad has identified several novel inhibitors of HIV integrase that are presently undergoing characterisation. In collaboration with the Medicinal Chemistry Department of the Victorian College of Pharmacy, Avexa is using advanced molecular modelling techniques together with medicinal chemistry to optimise these compounds and identify the most promising leads for further development.

Rounding off
The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Melbourne this 19th day of February 2004.

Signed in accordance with a resolution of the directors.

Bob Moses (Chairman)

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of financial performance		**Consolidated**	
for the half-year ended 31 December 2003	Note	**2003**	2002
		$000	$000
Licence fee and royalty revenue		**5,120**	1,349
Revenue from sales of goods		**319**	713
Revenue from rendering of services		**32**	25
Other revenues from ordinary activities	2	**2,677**	5,326
Revenue from ordinary activities		**8,148**	7,413
Raw materials and consumables used		**(235)**	(693)
Employee expenses:			
- Termination expenses in respect of former Managing Director		**(918)**	-
- All other employee expenses		**(2,883)**	(3,294)
Depreciation and amortisation expenses		**(363)**	(924)
Borrowing costs		**-**	(660)
Contract research and development costs		**(2,487)**	(3,062)
Other expenses from ordinary activities		**(3,484)**	(3,099)
Profit (loss) from ordinary activities before income tax expense		**(2,222)**	(4,319)
Income tax expense		**-**	-
Net profit (loss) attributable to members of Amrad Corporation Limited		**(2,222)**	(4,319)
		Cents	Cents
Basic earnings per share		**(1.7)**	(3.3)
Diluted earnings per share		**(1.7)**	(3.3)

The statement of financial performance is to be read in conjunction with the notes to the half-year financial statements set out on pages 7 to 8.

FILE No. 82-4837

STATEMENT OF FINANCIAL POSITION as at 31 December 2003

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of financial position		Consolidated	
		31 December	30 June
as at 31 December 2003	Note	2003	2003
		$000	$000
Current assets			
Cash assets		1,748	34,333
Receivables		5,672	6,461
Other financial assets		58,883	30,483
Other		589	93
Total current assets		66,892	71,370
Non-current assets			
Receivables		2,967	5,344
Property, plant and equipment		1,663	1,861
Deferred tax assets		-	-
Total non-current assets		4,630	7,205
Total assets		71,522	78,575
Current liabilities			
Payables		1,891	7,079
Interest bearing liabilities		-	-
Current tax liabilities		-	-
Provisions		1,078	1,350
Other		1,264	637
Total current liabilities		4,233	9,066
Non-current liabilities			
Interest bearing liabilities		-	-
Deferred tax liabilities		-	-
Provisions		135	133
Total non-current liabilities		135	133
Total liabilities		4,368	9,199
Net assets		67,154	69,376
Equity			
Contributed equity	3	149,429	149,429
Accumulated losses		(82,275)	(80,053)
Total equity		67,154	69,376

The statement of financial position is to be read in conjunction with the notes to the half-year financial statements set out on pages 7 to 8.

Doc# 114809 v1

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES, ABN 37 006 614 375

Statement of cash flows	**Consolidated**	
for the half-year ended 31 December 2003	**2003**	2002
	$000	$000
Cash flows from operating activities		
Cash receipts in the course of operations (inclusive of GST)	**8,266**	5,196
Cash payments in the course of operations (inclusive of GST)	**(16,671)**	(10,658)
Interest received	**524**	562
Borrowing costs paid	**-**	(660)
Income taxes paid	**-**	-
Net cash used in operating activities	**(7,881)**	(5,560)
Cash flows from investing activities		
Payments for property, plant and equipment	**(150)**	(180)
Net proceeds from disposal of controlled entities and businesses in a prior year, net of cash balances of disposed entities	**2,272**	2,104
Net cash provided by investing activities	**2,122**	1,924
Cash flows from financing activities		
Proceeds from issue of shares	**-**	-
Net cash (transferred to)/ drawn down from funds under management	**(26,825)**	3,900
Repayment of interest bearing liabilities	**-**	(1,026)
Net cash provided by (used in) financing activities	**(26,825)**	2,874
Net decrease in cash held	**(32,584)**	(762)
Cash at the beginning of the half-year	**34,333**	1,571
Cash at the end of the half-year	**1,749**	809

The statement of cash flows is to be read in conjunction with the notes to the half-year financial statements set out on pages 7 to 8.

1 Statement of significant accounting policies

Basis of preparation of the half-year financial report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

This half-year financial report does not include all the notes of the type normally included in the annual financial report and therefore is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements by Amrad Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

This financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2003 Annual Report.

	Consolidated	
	2003	2002
	$000	$000
2 Other Revenues from ordinary activities		
From operating activities		
- Interest and investment income	**1,972**	943
- Operating lease rental income	**286**	1,919
- Government Grants	**419**	2,464
From outside operating activities		
- Gross proceeds from disposal of non-current assets	**-**	-
Total other revenues	**2,677**	5,326

3 Contributed equity

Issued and paid up capital	**31 December 2003 $'000**	30 June 2003 $'000
130,642,486 (31 December 2002: 130,642,486) ordinary shares, fully paid	**149,429**	149,429

There were no movements in ordinary shares during the half year ended 31 December 2003.

There were no options to acquire ordinary shares either issued or converted during the half-year ended 31 December 2003. At reporting date there were 3,764,000 (2002: 5,940,000) options outstanding having exercise prices between $0.46 and $2.75 (2002: $0.98 and $5.75).

The following options expired during the period:

1,500,000 options to acquire ordinary shares exercisable at $3.75 (500,000), $4.75 (500,000) and $5.75 (500,000) issued to Dr Sandra Webb expired on 8 July 2003;

216,000 options exercisable at $1.46 expired on 21 October 2003;

150,000 options exercisable at $1.00 expired on 31 October 2003;

50,000 options exercisable at $1.53 expired on 6 November 2003; and

20,000 options exercisable at $1.17 expired during the period.

4 Segment information

As announced at the Company's Annual General Meeting held in October 2003, the Company is restructuring itself to focus on Biologicals as its core business and generate critical mass through a recapitalisation of its Virology portfolio. Consequently, the commercialisation of R&D core business segment has been segregated between Biologicals and Virology effective from 1 July 2003.

BUSINESS SEGMENTS	Core business - Commercialisation of Biologicals R&D		Virology portfolio		Investment property		Consolidated	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Segment revenue	**4,370**	229	**-**	-	**-**	1,693	**4,370**	1,922
Unallocated revenue							3,778	5,491
Total revenue							**8,148**	7,413
Segment result	1,393	(1,624)	**(1,218)**	(1,004)	**-**	728	**175**	(1,900)
Unallocated revenues and expenses							**(2,397)**	(2,419)
Profit/(loss) from ordinary activities before related income tax expense							**(2,222)**	(4,319)

5 Material interests in entities which are not controlled entities

As at 31 December 2003, the company held a 17.5% interest (30 June 2003 and 31 December 2002: 18.1%) in the genomics based drug discovery based company, Cerylid Biosciences Limited ('Cerylid'), represented by 5 million ordinary shares issued at $1 each. A $4 million 8% Convertible Note was issued by Cerylid to the company repayable should Cerylid undertake an IPO or a trade sale. Interest accrues on the Note and is payable on the repayment date. The Convertible Note and accrued interest was converted into ordinary shares of Cerylid on the maturity date of 18 January 2004 at a ratio of $1 per ordinary share resulting in the issue to the Company of 5.28 million Cerylid shares, increasing the Company's holding to 30.4%. In addition, the Company holds options over 1.2 million ordinary shares in Cerylid at an exercise price of $1 per share. In the opinion of directors, the carrying value of these assets is zero having regard to the uncertainty of realising the investment.

6 Events subsequent to balance date

There has been no conversion to, calling of, or subscription for ordinary shares after the reporting date but before the completion of the financial statements nor any issue of potential ordinary shares that occurs after the reporting date before the completion of the financial statements.

There has not arisen since the end of the half-year, any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

7 Contingent liabilities

There have been no significant changes in contingent liabilities or contingent assets since 30 June 2003.

Directors' declaration

In the opinion of the directors of Amrad Corporation Limited:

(a) The financial statements and notes 1 to 7 set out on pages 4 to 8, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Melbourne this 19th day of February 2004.

Signed in accordance with a resolution of the directors.

Bob Moses
(Chairman)

Independent review report to the members of Amrad Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Amrad Corporation Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2003. The Consolidated Entity comprises Amrad Corporation Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Amrad Corporation Limited is not in accordance with:

(a) the Corporations Act 2001, including:

i) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

B W Szentirmay
Partner

Melbourne, Victoria
19th February, 2004

PURE GOLD MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

February 18, 2004

TSX.T (Shares): PUG
(Warrants): PUG.WT

Further Targets Defined Within North James River Property

Donald R. Sheldon, President of Pure Gold Minerals Inc. (the "Corporation"), is pleased to provide this update of activities on the North James River Property (the "Property"), located adjacent to the west and to the North of the Wolfden Resources' High Lake Property, Nunavut. In preparation for the commencement of the winter exploration program, the Corporation is continuing the select exploration targets from the airborne electromagnetic (EM) and magnetic survey flown in the fall of 2003.

Of particular interest is the well-defined Dorothy Lake anomaly located at the south end of the property in the area immediately west of the High Lake deposits. This EM anomaly has a coincident magnetic anomaly and is located within geology favourable for massive sulphide mineralization. The EM anomaly is present at the lower channel frequencies indicating continuity at depth. In addition to this anomaly, two other anomalies have been selected in this immediate area for follow-up during the upcoming program. The planned winter program will include UTEM and magnetic ground geophysical surveys and, subject to final results, diamond drilling.

The Property is a joint venture with the Corporation holding a 50% interest and Bard Ventures Ltd. holding the remaining 50%. In addition to the anomalies in the Dorothy Lake area a number of anomalies have been identified in the other two areas flown by the airborne EM and magnetic survey. A selection of these targets will be evaluated during the upcoming winter exploration program.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	19 February 2004
Pages: Including cover page	20.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P.

Robyn Fry
General Counsel & Company Secretary

Doc# 105059 v1

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

19 February 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p. [signature]

Robyn Fry
General Counsel & Company Secretary

Doc# 116206 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 09:42:53

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release re Half Year Results

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE
Thursday 19 February 2004

AMRAD LIFTS REVENUE AND DRIVES FORWARD WITH NEW STRATEGIC FOCUS

Australian biotechnology company Amrad Corporation Limited (ASX:AML) today announced a 10 per cent lift in revenue to $8.14 million and a 48 per cent reduction in its operating loss to $2.2 million, for the half year to 31 December 2003.

Announcing his first results since taking the helm at Amrad in October 2003, Chief Executive Officer, Dr Pete Smith said the Company had performed well for the period.

The lift in performance was greatly assisted by a $4.2 million milestone payment from Merck Sharp and Dohme, bringing to $11.7 million the funds received under the exclusive licence and research collaboration to develop a treatment for asthma. Overall, the Merck agreement, one of Australia's largest biotech deals, could realise revenues of up to US$112 million plus royalties.

At the end of the first half year, Amrad had cash and equivalents of $60.6 million, compared with funds available at 30 June 2003 of $60.0 million. The Company is forecasting a modest draw-down of its cash reserves for the full year (in the low single-digit million dollar range).

"We are focusing on costs throughout the Company and a key element of this is a streamlining of the R&D portfolio."

"Amrad now has a clear R&D strategy that plays to its strengths. Our product focus will be on our portfolio of world class targets in the area of cytokine biology. Cytokines are involved in numerous disease processes, including our interest areas of allergy and inflammation, as well as infertility. Our lucrative deals with Merck and Serono both fall in this focus area," Dr Smith said.

Amrad's most advanced product, emfilermin, for the treatment of infertility, is currently in Phase II clinical trials. Emfilermin is licensed to Serono, the world leader in infertility treatments. Trial results are expected in the second half of the current calendar year.

"We have also progressed well in our collaboration with Merck on the asthma project. The first milestone payment was banked in December and we anticipate receiving a number of additional milestone payments over the next few years," he said.

Dr Smith said Amrad has moved decisively to implement its strategy to spin out the virology business. "We have reserved the company name "Avexa Limited". This will shortly become a separate entity with real potential to leverage Avexa's excellent virology platform. Amrad is actively evaluating a number of alternative strategies to achieve this outcome and realise value from Avexa for shareholders," Dr Smith said.

...2/

FILE No. 82-4867

FINANCIAL SUMMARY

	Six months ended 31 December 2003 $'000	Year ended 30 June 2003 $000	Six months ended 31 December 2002 $'000
Revenue from licence fees and royalties	5,120	15,407	1,349
Revenue from other operating activities	3,028	10,033	6,064
Proceeds from disposal of investment in land and buildings	-	47,000	-
Total revenue	8,148	72,440	7,413
Consolidated profit/(loss) after tax	(2,222)	7,388	(4,319)
Cash and funds under management	60,631	64,816 #	30,620
Current assets less current liabilities	62,659	62,304	28,540
Total net assets	67,154	69,376	57,669
Current asset/current liability ratio	Ratio 15.8	Ratio 7.9	Ratio 4.5
Net tangible assets per share	Cents 51.4	Cents 53.1	Cents 44.1

Represents funds available for future activities of approximately $60.0 million after settlement of once-off commitments of $4.8 million.

For further information contact:

Dr Pete Smith
Chief Executive Officer
Telephone: +61 3 9208 4301

Anne Hayward
Investor Relations
Telephone: +61 3 9208 4320
Mobile: 0419 893 922

For additional Company information refer to Amrad's website: www.amrad.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 09:42:22

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 4.2A.3

Amrad Corporation Limited

ABN 37 006 614 375

Appendix 4D

Half year report
Period ending 31 December 2003

Results for announcement to the market

Operating performance		*% / $A'000*	*$A'000*
Revenue from ordinary activities	Up	10%	to 8,148
Profit / (loss) from ordinary activities after tax attributable to members	Improved by	2,097	to (2,222)
Net profit / (loss) for the half year attributable to members	Improved by	2,097	to (2,222)

Dividends

It is not proposed to pay dividends.

There are no dividend or distribution reinvestment plans in operation and there has been no dividend or distribution payments during the financial year ended 30 June 2003.

No explanation considered necessary to explain any of the above other than as provided within this report and in the Directors' Report for the half year ended 31 December 2003.

Net tangible assets per ordinary security	Current period	Previous corresponding period
Net tangible assets	**67,154 in $A000**	57,669 in $A000
Issued share capital at reporting date	**130,642,486**	130,642,486
Net tangible assets per ordinary security	**51.4 cents**	44.1 cents

Doc# 114834 v1

Acquisitions and divestments

There have been no entities over which control has been gained or lost during the period ended 31 December 2003.

Associates and joint ventures

There are no equity accounted associates and joint venture entities.

Accounting Standards

The financial report has been prepared in accordance with Australian Accounting Standards.

Auditors review report

The review report prepared by the independent auditor KPMG is not subject to any dispute or qualification and is attached hereto.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 09:43:25

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Accounts

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements faxed to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

DIRECTORS' REPORT for the half-year ended 31 December 2003

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

The directors present their report on the consolidated entity comprising Amrad Corporation Limited (the "Company") and the entities it controlled at the end of, or during, the half-year ended 31 December 2003.

Directors

The directors of the Company during or since the end of the half-year are:	*Period of directorship*
Mr R W Moses MBA (Chairman)	Non-executive director since 21 May 2002 and Chairman since 16 October 2003. Acting CEO from 8 July 2003 until 16 October 2003.
Mr O B O'Duill B.Comm Hons	Chairman to 16 October 2003 and non-executive director since 21 May 2002.
Dr P Smith MA, PhD	Chief Executive Officer and executive director from 16 October 2003.
Ms H A Cameron BSc, MBA	Non-executive director since 18 December 1997.
Prof S Itescu MBBS Hons, FRACP, FACP, FACR	Non-executive director since 17 July 2003.
Mr G R Kaufman BSc, MBA	Non-executive director since 17 July 2003.
Dr S N Webb BPharm, PhD, Dip Law, M.R.Pharm.S	Managing Director from 16 August 2001 to 8 July 2003.
Prof J Mills BS Hons, MD, FACP, FRACP, FIDSA, MASM	Non-executive director since 1995 and Deputy Chairman from 21 May 2002 until 15 October 2003.

Review of operations

The three highlights for the half year were the conclusion of the strategic review, the appointment of a new Chief Executive Officer and delivery of the first project milestone on the collaboration and licence agreement with Merck Sharp and Dohme (Australia) Pty Ltd.

The new Amrad business model was outlined at the Company's Annual General Meeting in October 2003 and sets the stage for more focused and efficient use of resources. Under the new business model, Amrad will focus its core business on Biologicals where it has a number of exciting programmes in the field of cytokine biology with potential treatments for infertility and inflammatory diseases such as asthma and rheumatoid arthritis. Critical mass for its Virology program will be generated through a spin off into either a joint venture company or potentially a separately capitalised entity. Activities are already underway in preparation for the recapitalisation of the Virology portfolio and the new company has reserved the name "Avexa".

Following an extensive executive recruitment process, Dr Pete Smith was appointed as the Company's Chief Executive Officer in mid-October and introduced to shareholders at the Annual General Meeting. Pete's background, which includes science, international capital markets and founding a biotechnology company, is regarded by the Board as a unique combination well suited to lead the implementation and communication of a far more robust and focused Amrad, capable of delivering real shareholder value.

The third major highlight during the half year was the successful delivery of the first of several potential pre-clinical milestones in Amrad's collaboration agreement with Merck Sharp and Dohme (Australia) Pty Ltd ("Merck").

The Merck agreement, signed late last financial year, is to develop drugs with therapeutic potential in areas such as asthma, other types of respiratory disease and oncology and the two companies continue to work together to investigate drug candidates.

Key Projects

All of Amrad's key projects are based on its core strengths in cytokine biology. Cytokines are natural biological messengers which help control normal body functions such as growth, the production of blood cells and responses to infection. Over or under production of certain cytokines can lead to an abnormal balance and consequent disease. By targeting specific cytokines, Amrad's products will treat a number of important human diseases with a particular future emphasis on allergy and inflammation.

A brief status and progress summary of each of the Company's major projects is provided below.

Emfilermin
Amrad has licensed rights to develop emfilermin for use in in-vitro fertilisation (IVF) to Serono, the world's leading marketer of fertility drugs. In June, positive results were announced at the European Society for Human Reproduction and Embryology congress from a proof-of-concept clinical trial of emfilermin (r-hLIF) for improving embryo implantation. These promising results give significant hope to couples facing recurrent embryo implantation problems following IVF as they provide evidence of the potential benefit of emfilermin on their chance to become pregnant. Lack of embryo implantation is the major cause of failure in IVF. Emfilermin is now in a Phase II clinical trial, with results from the study anticipated in the second half of 2004.

Interleukin-13 Receptor (IL-13Rα1)
The interleukin 13 receptor (IL-13Rα1) is activated by the cytokines interleukin-13 (IL-13) and interleukin-4 (IL-4), both of which play a central role in the pathology of asthma and other allergic disease. Amrad's program aims to identify antagonists of the IL-13Rα1 that block the actions of both interleukin-13 and interleukin-4. Amrad has used the UltiMAb Human Antibody Development System[SM], in collaboration with the US company Medarex, to generate antibodies to this target and a number of candidates with the appropriate characteristics have been identified and are currently being assessed.

GM-CSF Receptor
Rheumatoid arthritis affects millions of people. It is characterised by a chronic inflammation of the joints that often leads to permanent damage. Studies in collaboration with the Cooperative Research Centre for Cellular Growth Factors (CRC-CGF) and Royal Melbourne Hospital have indicated that the cytokine GM-CSF plays a central role in the development of rheumatoid arthritis. When GM-CSF binds to its receptor it stimulates the activation of several cell types central to the severe inflammation that is typically observed in arthritic joints. The receptor through which GM-CSF acts thus represents a novel therapeutic target for the development of new drugs. Amrad has entered into a product development collaboration with Cambridge Antibody Technology (CAT) to discover and develop human monoclonal antibody-based therapeutics that inhibit the GM-CSF receptor. Once identified, CAT and Amrad will share the clinical development costs of, and future revenues from, the product.

VEGF-B Targets
Cytokines that are involved in new blood vessel formation (angiogenesis), such as VEGF-B, can often contribute to the development of serious disease including cancer and rheumatoid arthritis. Amrad has developed monoclonal antibody-based inhibitors of VEGF-B activity and is currently assessing their therapeutic potential in a number of disease indications.

The VEGF-B protein (AM133) and the VEGF-B gene itself (AM132) are currently in preclinical development stage for cardiovascular indications such as coronary and peripheral artery disease. The primary objective of these research programs has been to show that VEGF-B can stimulate the formation of new blood vessels. This has recently been achieved with both AM133 and AM132 showing positive results in key animal models.

Suppressors of Cytokine Signalling (SOCS)
The SOCS genes, discovered by scientists at the CRC-CGF, of which Amrad is a technical and commercialising partner, make proteins that turn off the actions of cytokines.

Modifying the actions of SOCS genes and proteins may represent a new approach to controlling cytokine activity and the discovery of these genes and proteins thus provides Amrad with a novel platform on which to base the search for new therapeutic agents. The research program is targeting novel therapies for infectious, chronic inflammatory and metabolic diseases where cytokines play a major role either as mediators of pathology or as therapeutic agents.

Avexa

Amrad's anti-viral programmes are in the process of being "spun-out" to form a separate company. Amrad is currently evaluating a number of options for the new company. Progress of the individual antiviral drug discovery programmes is described below.

Hepatitis B virus (HBV)

Over 350 million people are infected with HBV and it is the tenth leading cause of death worldwide. There is an urgent need for new therapies for HBV infection which act differently from the two currently available antiviral drugs, either as alternative treatments or for use in combination with the existing drugs to produce a more effective therapy. Avexa scientists have discovered two new classes of compounds (designed and synthesised in collaboration with the Medicinal Chemistry Department of the Victorian College of Pharmacy), and shown these compounds to have a novel mechanism of action. Lead compounds from each class are currently progressing through advanced testing to determine their suitability for drug development. These compounds retain activity against virus resistant to the most commonly used drug, lamivudine. In addition, two new antiviral screens have been established, enabling the discovery of further novel compounds, adding to Avexa's extensive pipeline of anti-HBV compounds.

HIV

Drug toxicities and the development of antiviral resistance presently limit the clinical goal of lifetime-treatment of HIV-induced disease. Avexa scientists have established extensive expertise in studying the HIV integrase, an enzyme that has not previously been effectively targeted by antiviral drugs. Using high throughput screens, sophisticated cellular assays, and molecular modelling, Amrad has identified several novel inhibitors of HIV integrase that are presently undergoing characterisation. In collaboration with the Medicinal Chemistry Department of the Victorian College of Pharmacy, Avexa is using advanced molecular modelling techniques together with medicinal chemistry to optimise these compounds and identify the most promising leads for further development.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Melbourne this 19th day of February 2004.

Signed in accordance with a resolution of the directors.

Bob Moses (Chairman)

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of financial performance		Consolidated	
for the half-year ended 31 December 2003	Note	2003	2002
		$000	$000
Licence fee and royalty revenue		5,120	1,349
Revenue from sales of goods		319	713
Revenue from rendering of services		32	25
Other revenues from ordinary activities	2	2,677	5,326
Revenue from ordinary activities		8,148	7,413
Raw materials and consumables used		(235)	(693)
Employee expenses:			
- Termination expenses in respect of former Managing Director		(918)	-
- All other employee expenses		(2,883)	(3,294)
Depreciation and amortisation expenses		(363)	(924)
Borrowing costs		-	(660)
Contract research and development costs		(2,487)	(3,062)
Other expenses from ordinary activities		(3,484)	(3,099)
Profit (loss) from ordinary activities before income tax expense		(2,222)	(4,319)
Income tax expense		-	-
Net profit (loss) attributable to members of Amrad Corporation Limited		(2,222)	(4,319)
		Cents	Cents
Basic earnings per share		(1.7)	(3.3)
Diluted earnings per share		(1.7)	(3.3)

The statement of financial performance is to be read in conjunction with the notes to the half-year financial statements set out on pages 7 to 8.

STATEMENT OF FINANCIAL POSITION as at 31 December 2003

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of financial position		Consolidated	
		31 December	30 June
as at 31 December 2003	Note	2003	2003
		$000	$000
Current assets			
Cash assets		1,748	34,333
Receivables		5,672	6,461
Other financial assets		58,883	30,483
Other		589	93
Total current assets		66,892	71,370
Non-current assets			
Receivables		2,967	5,344
Property, plant and equipment		1,663	1,861
Deferred tax assets		-	-
Total non-current assets		4,630	7,205
Total assets		71,522	78,575
Current liabilities			
Payables		1,891	7,079
Interest bearing liabilities		-	-
Current tax liabilities		-	-
Provisions		1,078	1,350
Other		1,264	637
Total current liabilities		4,233	9,066
Non-current liabilities			
Interest bearing liabilities		-	-
Deferred tax liabilities		-	-
Provisions		135	133
Total non-current liabilities		135	133
Total liabilities		4,368	9,199
Net assets		67,154	69,376
Equity			
Contributed equity	3	149,429	149,429
Accumulated losses		(82,275)	(80,053)
Total equity		67,154	69,376

The statement of financial position is to be read in conjunction with the notes to the half-year financial statements set out on pages 7 to 8.

STATEMENT OF CASH FLOWS for the half-year ended 31 December 2003

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of cash flows	Consolidated	
for the half-year ended 31 December 2003	**2003**	2002
	$000	$000
Cash flows from operating activities		
Cash receipts in the course of operations (inclusive of GST)	**8,266**	5,196
Cash payments in the course of operations (inclusive of GST)	**(16,671)**	(10,658)
Interest received	**524**	562
Borrowing costs paid	**-**	(660)
Income taxes paid	**-**	-
Net cash used in operating activities	**(7,881)**	(5,560)
Cash flows from investing activities		
Payments for property, plant and equipment	**(150)**	(180)
Net proceeds from disposal of controlled entities and businesses in a prior year, net of cash balances of disposed entities	**2,272**	2,104
Net cash provided by investing activities	**2,122**	1,924
Cash flows from financing activities		
Proceeds from issue of shares	**-**	-
Net cash (transferred to)/ drawn down from funds under management	**(26,825)**	3,900
Repayment of interest bearing liabilities	**-**	(1,026)
Net cash provided by (used in) financing activities	**(26,825)**	2,874
Net decrease in cash held	**(32,584)**	(762)
Cash at the beginning of the half-year	**34,333**	1,571
Cash at the end of the half-year	**1,749**	809

The statement of cash flows is to be read in conjunction with the notes to the half-year financial statements set out on pages 7 to 8.

1 Statement of significant accounting policies

Basis of preparation of the half-year financial report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

This half-year financial report does not include all the notes of the type normally included in the annual financial report and therefore is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements by Amrad Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

This financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2003 Annual Report.

	Consolidated	
	2003	2002
	$000	$000
2 Other Revenues from ordinary activities		
From operating activities		
- Interest and investment income	1,972	943
- Operating lease rental income	286	1,919
- Government Grants	419	2,464
From outside operating activities		
- Gross proceeds from disposal of non-current assets	-	-
Total other revenues	2,677	5,326

3 Contributed equity

Issued and paid up capital	31 December 2003 $'000	30 June 2003 $'000
130,642,486 (31 December 2002: 130,642,486) ordinary shares, fully paid	149,429	149,429

There were no movements in ordinary shares during the half year ended 31 December 2003.

There were no options to acquire ordinary shares either issued or converted during the half-year ended 31 December 2003. At reporting date there were 3,764,000 (2002: 5,940,000) options outstanding having exercise prices between $0.46 and $2.75 (2002: $0.98 and $5.75).

The following options expired during the period:

1,500,000 options to acquire ordinary shares exercisable at $3.75 (500,000), $4.75 (500,000) and $5.75 (500,000) issued to Dr Sandra Webb expired on 8 July 2003;

216,000 options exercisable at $1.46 expired on 21 October 2003;

150,000 options exercisable at $1.00 expired on 31 October 2003;

50,000 options exercisable at $1.53 expired on 6 November 2003; and

20,000 options exercisable at $1.17 expired during the period.

4 Segment information

As announced at the Company's Annual General Meeting held in October 2003, the Company is restructuring itself to focus on Biologicals as its core business and generate critical mass through a recapitalisation of its Virology portfolio. Consequently, the commercialisation of R&D core business segment has been segregated between Biologicals and Virology effective from 1 July 2003.

BUSINESS SEGMENTS	Core business - Commercialisation of Biologicals R&D		Virology portfolio		Investment property		Consolidated	
	2003	2002	2003	2002	2003	2002	2003	2002
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment revenue	4,370	229	-	-	-	1,693	4,370	1,922
Unallocated revenue							3,778	5,491
Total revenue							8,148	7,413
Segment result	1,393	(1,624)	(1,218)	(1,004)	-	728	175	(1,900)
Unallocated revenues and expenses							(2,397)	(2,419)
Profit/(loss) from ordinary activities before related income tax expense							(2,222)	(4,319)

5 Material interests in entities which are not controlled entities

As at 31 December 2003, the company held a 17.5% interest (30 June 2003 and 31 December 2002: 18.1%) in the genomics based drug discovery based company, Cerylid Biosciences Limited ('Cerylid'), represented by 5 million ordinary shares issued at $1 each. A $4 million 8% Convertible Note was issued by Cerylid to the company repayable should Cerylid undertake an IPO or a trade sale. Interest accrues on the Note and is payable on the repayment date. The Convertible Note and accrued interest was converted into ordinary shares of Cerylid on the maturity date of 18 January 2004 at a ratio of $1 per ordinary share resulting in the issue to the Company of 5.28 million Cerylid shares, increasing the Company's holding to 30.4%. In addition, the Company holds options over 1.2 million ordinary shares in Cerylid at an exercise price of $1 per share. In the opinion of directors, the carrying value of these assets is zero having regard to the uncertainty of realising the investment.

6 Events subsequent to balance date

There has been no conversion to, calling of, or subscription for ordinary shares after the reporting date but before the completion of the financial statements nor any issue of potential ordinary shares that occurs after the reporting date before the completion of the financial statements.

There has not arisen since the end of the half-year, any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

7 Contingent liabilities

There have been no significant changes in contingent liabilities or contingent assets since 30 June 2003.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Directors' declaration

In the opinion of the directors of Amrad Corporation Limited:

(a) The financial statements and notes 1 to 7 set out on pages 4 to 8, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Melbourne this 19th day of February 2004.

Signed in accordance with a resolution of the directors.

Bob Moses
(Chairman)

Independent review report to the members of Amrad Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Amrad Corporation Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2003. The Consolidated Entity comprises Amrad Corporation Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Amrad Corporation Limited is not in accordance with:

(a) the Corporations Act 2001, including:

i) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

B W Szentirmay
Partner

Melbourne, Victoria
19th February, 2004